

February 7, 2018

Via email
Mr. J. Kevin Willis
Chief Financial Officer
Ashland Global Holdings Inc.
50 E. RiverCenter Boulevard
Covington, Kentucky 41011

>   **Re: Ashland Global Holdings Inc.**
>   **Form 10-K**
>   **Filed November 20, 2017**
>   **File No. 333-211719**

Dear Mr. Willis:

We have reviewed your filing and have the following comments. We may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended September 30, 2017

Diluted EPS and Adjusted Diluted EPS, page M-8

1. Please define Key items and separately identify the significant reconciling items. Also, please see our comment below regarding the appropriateness of the tax discrete items which appear to be included in your Key items. See Table 8 in Exhibit 99.1 of your Form 8-K dated November 6, 2017.

Statements of Consolidated Comprehensive Income (Loss) – caption review, page M-8

2. Please expand your disclosures on page M-11 to indicate how you calculated your effective tax rate (excluding key items) and why you believe this information is useful to an investor.

Form 8-K Dated November 6, 2017

Exhibit 99.1

<u>Non GAAP Measures</u>

3. We have the following comments on your non-GAAP measures and related presentations:

- With reference to your Outlook section, we note that you omit the most directly comparable GAAP measures and quantitative reconciliation with respect to your forward-looking non-GAAP guidance, but you do not provide the disclosures required when the reconciliation is omitted. Please follow the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016;

- Please revise your reconciliations in Table 5 to begin with your most comparable GAAP measures;

- Please define "key items" and "discrete items" as used in Table 5. In this regard, we note Tables 7 and 8 refer readers back to Table 5 for information regarding these items;

- Please reconcile the income tax expense of discrete items to your reconciliation of the statutory federal income tax with the provision for income taxes on page F-36 of your Form 10-K for the year ended September 30, 2017;

- With reference to the nature of your tax discrete items as identified in Tables 5 and 8, please explain the appropriateness of adjusting continuing operations as well as EPS from continuing operations for this item; and

- With reference to Table 8, please identify the Key items included in your reconciliation of Loss from continuing operations to Adjusted income from continuing operations. In this regard, it appears that "Key items" as used herein includes tax discrete items.

Please address the above bullets as they relate to the disclosures in Exhibit 99.1 of your Form 8-K dated January 29, 2018.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Jenn Do at (202) 551-3743, Jeanne Baker at (202) 551-3691 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction